UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

Sasol Limited
(Exact name of registrant as specified in its charter)

Republic of South Africa
001-31615
N/A
(State or other
(Commission File Number)
(IRS Employer
jurisdiction of incorporation or
organization)

Identification No.)



1 Sturdee Avenue, Rosebank 2196
South Africa
N/A
(Address of principal executive offices)
(Zip Code)

Michelle du Toit, General Manager: Company Secretarial Services,
Tel. No. +27 11 441 3359
(Name and telephone number, including area code, of the person to contact in connection with this report.)


Check the appropriate box to indicate the rule pursuant to which this form is being filed,and provide the period to which the information in this form applies:


  X   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.



Section 1 - Conflict Minerals Disclosure
Item 1.01	Conflict Minerals Disclosure
For the period 1 January 2013 to 31 December 2013, Sasol Limited and its consolidated subsidiaries (together, "Sasol") has manufactured products containing columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives ("Conflict Minerals"), limited to tantalum, tin, and tungsten, which are necessary to the functionality or production of such products.

Sasol followed a reasonable country of origin inquiry, conducted in good faith, to determine the country of origin of the Conflict Minerals contained in products manufactured by Sasol that are sold into the catalyst production market. It was confirmed by means of a certification process from the suppliers of the goods containing Conflict Minerals that the Conflict Minerals provided to Sasol did not originate from the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (the "Covered Countries") in any way or form of activity.

No products manufactured by Sasol or that Sasol contracted to be manufactured other than the Sasol products mentioned above are believed to contain Conflict Minerals. This Conflict Minerals Disclosure is also available on Sasol's website at: www.sasol.com.

Item 1.02	Exhibit
Not applicable.

Section 2 - Exhibits
Item 2.01	Exhibits
Not applicable.




SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SASOL LIMITED


By: 	/s/ M du Toit
	Name:	Michelle du Toit
	Title:	General Manager: Company Secretarial
                Services




Date:	June 2, 2014






LNDOCS01/851260.1